.Mail Stop 3561

        October 25, 2005

BY U.S. MAIL and FACSIMILE   [(734) 827 - 5403]

Mr. Steven E. Keller, Esq.
  General Counsel
AFFINIA GROUP INTERMEDIATE HOLDINGS, INC.
1101 Technology Drive, Suite 100
Ann Arbor, Michigan 48108

 Re: Affinia Group Intermediate Holdings, Inc.
   Item 4.01 Form 8-K
   Filed October 5, 2005
   File No. 333-128166-10

Dear Mr. Keller

      We have reviewed the above referenced filing and have the
following comments which request certain supplemental information.
Please be as detailed as necessary in your explanation. After
reviewing this information, we may or may not raise additional
comments.

 Pursuant to Rule 101(a)(3) of Regulation S-T, your response
should be submitted via EDGAR, under the label "corresp," within
five
business days of the date of this letter. Please note that if you
require longer than five business days to respond, you should
contact
the staff immediately to request additional time.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other
aspect
of our review. Feel free to call us at the telephone numbers
listed
at the end of this letter.

Steven E. Keller, Esq.
Affinia Group Intermediate Holdings, Inc.
October 25, 2005
Page 2

Item 4.01 of Form 8-K

Reportable Condition: Material Weaknesses in Internal Controls

1. See the paragraphs discussion regarding the disclosure of the
material weaknesses. Please provide us with a copy of any letters
or
written communication to and from the former accountants,
PricewaterhouseCoopers, LLP, to management, the Board of Directors
or
the audit committee regarding the material weaknesses in your
internal controls.

2. In detail, describe for us the nature of each of the four
material
weaknesses in internal controls cited by the former auditors and
the
amounts involved, if any. Also, tell us in what period the
reportable event occurred and whether or not you restated (or

intend
to restate) any prior period for any adjustment resulting from the
reportable event; and if not, why not. Tell us in detail the steps
you have taken (or plan to take) and procedures you implemented
(or
plan to implement) to correct each reportable event.

3. Please provide us with a schedule of your fiscal year end
December
31, 2004 fourth quarter adjustments recorded in connection with or
as
a result of the audit. Clearly explain the reason for each
adjustment. For each adjustment, show us the impact on pre-tax
net
loss. Quantify the net effect of all adjustments on pre-tax net
income (loss). Also, tell us if any of the adjustments relate to
a
prior period. Explain in detail why you believe the timing of
each
adjustment is appropriate.

Other

 We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating
to
a company`s disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

 In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:

Steven E. Keller, Esq.
Affinia Group Intermediate Holdings, Inc.
October 25, 2005
Page 3

* the company is responsible for the adequacy and accuracy of the
disclosure in the filing;

* staff comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any action
with
respect to the filing; and

* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

 In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

Closing

 You may contact the undersigned below at (202) 551-3328, or
in
her absence to Mr. Robert Benton, Senior Staff Accountant, at
(202)
551-3804, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant